UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12B-25

                     NOTIFICATION OF LATE FILING
                                                    Commission File
                                                    Number

(Check One):   [   ] Form 10-K    [   ] Form 20-F    [   ] Form 11-K
               [ X ] Form 10-Q    [   ] Form N-SAR

          For Period Ended: June 25, 1999
                           -------------------------
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                             ---------------------------
---------------------------------------------------------------------------
          Read attached instruction sheet before preparing form.
                           Please print or type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
---------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

---------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION
---------------------------------------------------------------------------

Nu-kote Holding, Inc.
---------------------------------------------------------------------------
Full Name of Registrant

N/A
---------------------------------------------------------------------------
Former Name if Applicable

200 Beasley Drive
---------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Franklin, Tennessee  37064
---------------------------------------------------------------------------
City, State and Zip Code

---------------------------------------------------------------------------


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |  (a)  The reasons described in reasonable detail in Part III
       |       of this form could not be eliminated without unreasonable
       |       effort or expense;
       |
[ X ]  |  (b)  The subject annual report, semi-annual report,
       |       transition report on Form 10-K, Form 20-F, 11-K or Form N-
       |       SAR, or portion thereof will be filed on or before the
       |       fifteenth calendar day following the prescribed due date; or
       |       the subject quarterly report or transition report on Form
       |       10-Q, or portion thereof will be filed on or before the
       |       fifth calendar day following the prescribed due date; and
       |
       |  (c)  The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     SEE ATTACHED.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Phillip L. Theodore               (615)              591-3502
--------------------------------     -----------      ------------------
             (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed? If answer is no, identify report(s).       [   ] Yes  [ X ] No

     See attachment regarding the Form 10-K for the year ended March 31, 1999.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?                        [   ] Yes  [ X ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


---------------------------------------------------------------------------
                            Nu-kote Holding, Inc.
---------------------------------------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this information to be signed on its behalf by the undersigned hereunto duly authorized.


Date      August 9, 1999               By    /S/Phillip L. Theodore
     -----------------------------           ------------------------------
                                             Phillip L. Theodore
                                             Chief Financial Officer,
                                             Assistant Secretary,
                                             Treasurer,
                                             Senior Vice President
---------------------------------------------------------------------------
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


---------------------------------------------------------------------------
                                 ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTES FEDERAL CRIMINAL
                     VIOLATIONS (SEE 18 U.S.C. 1001).
---------------------------------------------------------------------------



                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 3.6232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).


Part III - Narrative

     The Registrant, for itself and its subsidiaries, files consolidated reports for all the reports the Registrant is required to file with the Securities and Exchange Commission pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended.

     As reported in the Registrant's press release dated November 6, 1998, in the Registrant's Form 10-Q filed on February 26, 1999 and in the Registrant's Form 8-K filed on March 30, 1999 and as amended on April 23, 1999, the Registrant and six wholly owned United States operating subsidiaries filed voluntary petitions under Chapter 11 of the Bankruptcy Code (the "Bankruptcy Proceedings"). The Bankruptcy Proceedings relate to all of the Registrant's assets and operations in the United States, but do not include the Registrant's international subsidiaries. The order for relief under Chapter 11 of the Bankruptcy Code was entered on November 6, 1998. All of the Bankruptcy Proceedings relating to the Registrant and its subsidiaries were filed in the United States Bankruptcy Court for the Middle District of Tennessee, Nashville Division (the "Bankruptcy Court") and have been administratively consolidated. The Registrant and its secured lenders have each filed their plans of reorganization. Pursuant to both plans, the existing equity of the Registrant will be canceled. As a result, the current stockholders will have no interest in the Registrant upon the completion of the reorganization.

     On March 16, 1999, the Bankruptcy Court unexpectedly disqualified PricewaterhouseCoopers LLP ("PWC") from performing further audit work for the Registrant. The Registrant's auditor historically has been Coopers & Lybrand, L.L.P., while the auditor for the Registrant's secured bank lending group historically has been Price Waterhouse LLP. The Bankruptcy Court ruled that the newly-merged PWC had a conflict of interest and therefore could not continue performing audit work for the Registrant.

     As reported in the Registrant's Form 8-K filed on July 19, 1999, the Bankruptcy Court, on July 13, 1999, approved the engagement of KPMG Peat Marwick L.L.P. ("KPMG") as the Registrant's auditors. Since such approval, KPMG has commenced auditing the Registrant's financial statements in connection with the preparation of the Registrant's Form 10-K, which was due on May 29, 1999. The time that elapsed between the disqualification of PWC and the appointment of KPMG, and the subsequent devotion of a significant amount of time and effort by the Registrant and KPMG towards completion of the Form 10-K, will require a delay in the completion of the Form 10-Q for the quarter ended June 25, 1999.